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Exhibit 12

        LaBRANCHE & CO INC. and SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS (LOSS) TO FIXED CHARGES
(UNAUDITED)
(000's omitted)

	For the Years Ended December 31,
	2003	2002	2001	2000	1999
Earnings (Loss):
Pre-tax income (loss)(1)	$(185,331)	$158,315	$145,848	$166,577	$78,277
Add: fixed charges	54,430	59,485	64,067	42,099	8,698

Pre-tax earnings (loss) before fixed charges	$(130,901)	$217,800	$209,915	$208,676	$86,975

Fixed charges:
Interest expense on all indebtedness	46,103	46,663	50,286	40,433	8,289
Other	2,155	2,078	1,968	—	—
Preferred stock dividend requirements	6,172	10,744	11,813	1,666	409

Total fixed charges	$54,430	$59,485	$64,067	$42,099	$8,698

Ratio of earnings (loss) to fixed charges (2)	(2.52)	3.66	3.28	4.96	10.00

(1)
Pre-tax income (loss) does not include preferred stock dividend requirements and income or loss from equity investees. For the year ended December 31, 1999 pre-tax income includes limited partners' interests.

(2)
The ratio of loss to fixed charges for 2003 represents a $191.5 million deficiency, which was the result of our goodwill impairment charge of $170.3 million and the $63.5 million accrual for the tentative settlement with the NYSE and SEC in connection with the investigations of specialist trading activities.

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  Exhibit 12